Condensed Interim Consolidated Financial Statements of

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Three and nine months ended September 30, 2014

and 2013

(Expressed in Canadian dollars)

(Unaudited)

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Note	September 30, 2014	December 31, 2013

Assets
Current assets
Cash		$5,073,557	$191,560
Accounts receivable		68,863	30,215
Prepaid expenses		1,300	-
Advances	4	206,938	-
		5,350,658	221,775

Restricted cash	5	-	730,130
Investment in associate	6	937,109	-
Equipment		1,565	2,033
Exploration and evaluation assets	7	434,619	-
Total assets		$6,723,951	$953,938

Liabilities
Current liabilities
Trade and other payables		$701,540	$424,592

Equity
Share capital	8	8,789,239	3,627,580
Reserves	8	1,507,833	110,549
Deficit		(4,274,661)	(3,208,783)
Total equity		6,022,411	529,346
Total liabilities and equity		$6,723,951	$953,938

Nature of operations and going concern (Note 1)

Commitment (Note 4)

Approved by the Board of Directors and authorized for issue on November 27, 2014

“Craig Steinke”	Director

“Ian Telfer”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Three and nine months ended September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013

Expenses
Professional fees		$553,156	$152,514	$707,425	$592,718
Share-based compensation	8(c)	240,681	-	252.235	70,336
Advisory and consulting	9	74,342	107,451	226,652	331,930
Travel and entertainment		14,639	3,654	43,749	46,076
General and administrative		9,115	10,193	26,153	49,583
Salaries and benefits		5,810	-	5,810	-
Regulatory and filing		3,917	-	3,917	-
Marketing		553	-	2,002	3,350
Depreciation		342	494	810	1,482
		(902,555)	(274,306)	(1,268,753)	(1,095,475)

Other Items
Gain on loss of control of subsidiary	6	-	-	214,599	-
Equity loss on investment in associate	6	(22,010)	-	(41,282)	-
Finance income		6,303	12	6,340	149
Foreign exchange gain (loss)		(1,219)	6,464	23,218	47,166
		(16,926)	6,476	202,875	47,315

Loss and comprehensive loss for the period		$(919,481)	$(267,830)	$(1,065,878)	$(1,048,160)

Basic and diluted loss per common share for the period		$(0.02)	$(0.01)	$(0.04)	$(0.05)

Weighted average number of common shares outstanding – basic and diluted		36,955,031	21,949,554	26,969,769	21,949,554

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Changes in Equity

Nine months ended September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

		Common Shares				Total
	Note	Shares issued	Amount	Reserves	Deficit	equity

At December 31, 2013		21,949,554	$3,627,580	$110,549	$(3,208,783)	$529,346
Share-based compensation	8(c)	-	-	252,235	-	252,235
Exchange of R2 shares for Renaissance shares	3	4,741,250	-	-	-	-
Value assigned upon amalgamation	3	-	410,466	-	-	410,466
Shares issued for cash pursuant to private placement	8(b)	19,166,666	4,565,575	1,184,425	-	5,750,000
Shares issued in settlement of accounts payable	8(b)	1,124,666	337,400	-	-	337,400
Shares issued as finders fees	8(b)	171,333	51,400			51,400
Share issue costs	8(b)	-	(203,182)	(39,376)	-	(242,558)
Net loss		-	-	-	(1,065,878)	(1,065,878)
At September 30, 2014		47,153,469	$8,789,239	$1,507,833	$(4,274,661)	$6,022,411

		Common Shares		Share-based		Total
	Note	Shares issued	Amount	payments reserve	Deficit	equity

At December 31, 2012		21,949,554	$3,627,580	$-	$(1,921,231)	$1,706,349
Share-based compensation	8(b)	-	-	70,336	-	70,336
Net loss		-	-	-	(1,048,160)	(1,048,160)
At September 30, 2013		21,949,554	$3,627,580	$70,336	$(2,969,391)	$728,525

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Statement of Cash Flows

Nine months ended September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

	2014	2013

Operating activities
Net loss	(1,065,878)	(1.048,160)
Adjusted for:
Depreciation	810	1,482
Share-based compensation	252,235	70,336
Loss on investment in associate	41,282	-
Unrealized foreign exchange (gain) loss	(17,188)	41,419
Gain on loss of control of subsidiary	(214,599)	-
Changes in non-cash working capital items:
Accounts receivable	(48,589)	28,599
Prepaid expenses	1,300	-
Advances	(206,938)	-
Trade and other payables	573,355	238,521
Cash used in operating activities	(684,210)	(667,803)

Investing activities
Disposition of cash on loss of control of subsidiary	(11,192)	-
Acquisition of cash on RTO	18,557	-
Cash provided by investing activities	7,365	-

Financing activities
Issuance of common shares net of cash issuance costs	5,558,842	-
Cash provided by financing activities	5,558,842	-

Effect of exchange rate changes on cash	-	(1,932)
Net increase (decrease) in cash	4,881,997	(669,735)
Cash, beginning of period	191,560	819,671
Cash, end of period	5,073,557	149,936

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Renaissance Oil Corp. (“Renaissance” or “Company”) (formerly San Antonio Ventures Inc.) was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia). The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

On September 3, 2014, the Company acquired R2 Energy Ltd. (“R2”), a private company, through a reverse takeover business combination (“RTO”) whereby shareholders of R2 were issued two common shares of Renaissance for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis (Note 3). R2 is a private company that was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011.  The Company began its operations in 2012.

The registered office of the Company is 2200-885 West Georgia Street, Vancouver, British Columbia and the Company’s head office is located at 15567 Marine Drive, White Rock, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties.   The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, Europe and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These unaudited condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board. They should be read in conjunction with San Antonio Ventures Inc.’s most recent annual audited financial statements as at and for the year ended March 31, 2014. The Company has consistently applied the same accounting policies in these financial statements as compared to the financial statements of San Antonio Ventures Inc. as at and for the year ended March 31, 2014, except as disclosed in Note 2(c).

(b)

Basis of measurement

These unaudited condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these unaudited condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)

Basis of consolidation

The Financial Statements include the accounts of the Company and its wholly owned subsidiary, R2. All intercompany transactions and balances have been eliminated.

(d)

Change of year end

In connection with the RTO (Note 3), the Company changed its year end from March 31 to December 31.

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (continued)

(e)

Newly adopted accounting policies

Investments in Associates

When the Company determines that it has significant influence over an investment, the investment is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro rata share of post-acquisition earnings or loss of the investee. The amount of the adjustment is included in the determination of net earnings (loss) and the investment account is also increased or decreased to reflect the Company’s share of capital transactions. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The Company periodically assesses its investments to determine whether there is any indication of impairment. When there is an indication of impairment, the Company tests the carrying amount of the investment to ensure it does not exceed the higher of the present value of cash flows expected to be generated (value in use) and the amount that could be realized by selling the investment (fair value less cost to sell). When a reduction to the carrying amount of an investment is required after applying the impairment test, an impairment loss is recognized equal to the amount of the reduction.

IFRIC 21

IFRIC 21 "Levies" was developed by the IFRS Interpretations Committee ("IFRIC") and is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this interpretation on January 1, 2014 did not have a material impact on these condensed interim consolidated financial statements.

(f)

Recent accounting standards and amendments

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2017. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its financial statements.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its financial statements and they are not expected to have any material impact.

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

3.

REVERSE TAKEOVER BUSINESS COMBINATION

Effective September 3, 2014, the Company acquired 100% of the issued and outstanding shares of R2 in exchange for common shares of the Company on a two-for-one basis and all convertible securities of R2 were exchanged for convertible securities of the Company on the same basis (subsequently consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share). Accordingly, for accounting purposes, R2 has been treated as the parent company (legal subsidiary) and Renaissance has been treated as the subsidiary (legal parent) in these Financial Statements. As R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these Financial Statements at their historical carrying value. Renaissance’s results of operations have been included from September 3, 2014.

For purposes of this transaction, the consideration for the net assets of Renaissance acquired on September 3, 2014 is as follows:

Cash	$18,557
Amounts receivable	7,390
Prepaid expenses	2,600
Equipment	342
Exploration and evaluation assets	434,619
Trade and other payables	(53,042)
Net assets acquired	$410,466

4.

ADVANCES AND COMMITMENT

During the nine months ended September 30, 2014, the Company signed an agreement with Halliburton Energy Services Inc. (“Halliburton”), pursuant to which the Company intends to work with Halliburton to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries and shale prospects in Mexico. During the nine months ended September 30, 2014, the Company advanced $274,250 to Halliburton. As at September 30, 2014, $206,938 remained unspent and is recorded as an advance on the statement of financial position.

In addition to this amount, and pursuant to the agreement with Halliburton, as at September 30, 2014, the Company is committed to spending an additional USD $2,445,800 over an estimated period of 13.5 months.

5.

RESTRICTED CASH

Restricted cash was comprised of deposits held by the Bank of Spain as security for potential future obligations related to the various permitting applications the Company has submitted. The deposits did not accrue interest. Pursuant to loss of control over Montero Energy Corporation S.L. (“Montero”), the Company derecognized the restricted cash balance during the nine months ended September 30, 2014 (Note 6).

6.

INVESTMENT IN ASSOCIATE

On April 4, 2014, SA Minera Catalano Aragonesa (“SAMCA”), a Spanish company, subscribed for shares representing 60% of the shares of the Company’s subsidiary, Montero, in consideration for EUR 1,100,000, which reduced the Company’s interest in Montero to 40% and resulted in a loss of effective control of Montero by the Company. As a result, after April 4, 2014, the Company no longer consolidates the assets, liabilities and results of operations of Montero. The Company retains significant influence over its investment in Montero through its 40% shareholding.

Accordingly, the Company has:

•

Derecognized the assets and liabilities of Montero at their carrying amounts on April 4, 2014;

•

Recognized the investment retained in Montero at its fair value; and

•

Recognized the difference as a gain attributable to the Company on the loss of effective control of Montero.

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

6.

INVESTMENT IN ASSOCIATE (continued)

The following table summarizes the carrying values of the assets and liabilities on April 4, 2014 and the gain resulting from the loss of control of Montero:

April 4, 2014
ASSETS	$
Cash	11,192
Accounts receivable	17,331
Restricted cash	747,318
Total assets	775,841

Amounts payable	12,049
Total liabilities	(12,049)

Net assets derecognized	763,792

Net assets derecognized	(763,792)
Investment in Montero (a)	978,391
Gain on loss of control of subsidiary	214,599

a)

On April 4, 2014, the Company recorded its investment in Montero at its fair value of $978,391, being 40% of the net assets of Montero.

The following table summarizes the change in investment in associate for the period ended September 30, 2014:

Balance, April 4, 2014	$978,391
Equity loss in associate	(41,282)
Balance, September 30, 2014	$937,109

7.

EXPLORATION AND EVALUATION ASSETS

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreement dated September 27, 2010, the Company holds an undivided 100% interest in eleven mineral claims situated in Clinton B.C. The Company intends to pursue exploration and evaluation activities in these regions.

8.

EQUITY

Effective September 16, 2014, the Company’s common shares were consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share. All common share, share purchase warrant, share option, and per share amounts in these Financial Statements have been retrospectively restated to present post-consolidation amounts.

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

8.

EQUITY (continued)

(b)

Issued and fully paid common shares

As at September 30, 2014, there were 47,153,469 common shares issued and outstanding.

During the nine months ended September 30, 2014, the Company closed a private placement of 19,166,666 units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit for gross proceeds of $5,750,000.  The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019.

The warrants have been valued using the Black-Scholes pricing model, with a gross amount of $1,184,425 included in reserves based on the relative fair values of the shares and warrants issued assuming an expected volatility of 65%, an annual interest rate of 1.14%, no dividends and no forfeitures:

	Gross proceeds	Transaction costs	Book value
	$	$	$

Share capital	4,565,575	151,782	4,413,793
Reserves – warrants	1,184,425	39,376	1,145,049
	5,750,000	191,158	5,558,842

Transaction costs of $191,158 were incurred as share issue costs and 171,333 common shares with a deemed value of $0.30 per share were issued as finders fees in relation to the private placement.

In addition to the private placement, the following shares were issued during the nine months ended September 30, 2014:

•

21,949,554 common shares were issued to R2 shareholders pursuant to the RTO (Note 3);

•

1,124,666 common shares were issued in settlement of amounts payable of $337,400.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”).  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years.  The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant.  Each option vesting period is determined on a grant by grant basis.

A summary of changes in share options is presented below:

	Outstanding and exercisable	Weighted average exercise price
Balance, December 31, 2012	1,346,000	$0.25
Cancelled	(400,000)	(0.25)
Granted	200,000	0.25
Balance, December 31, 2013	1,146,000	0.25
Granted	2,755,000	0.30
Balance, September 30, 2014	3,901,000	$0.29

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

8.

EQUITY (continued)

(c)

Share options (continued)

During the nine months ended September 30, 2014, 2,755,000 share options were granted to directors and officers of the Company with an exercise price of $0.30, 2,355,000 exercisable until July 31, 2024, vesting over a period of one year beginning July 31, 2014 and 400,000 exercisable until August 28, 2024, vesting over a period of one year beginning August 28, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $494,000, or $0.18 per option.

During the year ended December 31, 2013, 200,000 share options were granted to consultants of the Company with an exercise price of $0.25, exercisable until July 2, 2018 and vesting over a period of two years beginning on July 2, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $21,810, or $0.11 per option.

The following assumptions were used for the Black-Scholes valuation of the share options granted during the nine months ended September 30, 2014 and the year ended December 31, 2013:

	2014	2013

Risk-free interest rate	1.75% - 1.90%	1.13%
Expected life	6 years	3 years
Annualized volatility	65.00%	65.00%
Forfeiture rate	1.00%	0.00%
Dividend rate	0.00%	0.00%

During the nine months ended September 30, 2014, share based compensation of $252,235 (2013: $70,336) was recorded as the fair value of options vested during the period.

Share options outstanding as at September 30, 2014 are as follows:

Outstanding	Exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

946,000	630,666	$0.25	April 13, 2017	2.5
200,000	66,666	0.25	July 2, 2018	3.8
2,355,000	784,997	0.30	July 31, 2024	9.8
400,000	133,333	0.30	August 28, 2024	9.9
3.901,000	1,615,662	$0.29		7.8

(d)

Share purchase warrants

During the nine months ended September 30, 2014, 19,166,666 share purchase warrants were issued pursuant to the private placement (Note 8(b)). The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. As at September 30, 2014, no other share purchase warrants are outstanding.

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

9.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2014, the following related party transactions occurred:

•

Management fees and rent of $119,940 (2013: $198,220) were paid or accrued to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company.

During the three months ended September 30, 2014, the following related party transactions occurred:

•

Management fees and rent of $55,842 (2013: $30,698) were paid or accrued to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company.

As at September 30, 2014, $45,392 (December 31, 2013: $97,407) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

Key management personnel compensation for the nine months ended September 30, 2014, including share-based compensation, was $241,319.

These transactions occurred in the normal course of business operations and are for management services provided to the Company which are measured at fair value.

10.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash, accounts receivable, restricted cash and trade and other payables.

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety.

As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash, accounts receivable, restricted cash and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

10.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash and accounts receivable.  The Company reduces its credit risk on cash by maintaining its bank accounts at large international financial institutions.  Accounts receivable consists mainly of amounts due from the Canadian government and the Spanish government. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

Liquidity Risk

Cash is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian government. At September 30, 2014, the Company has cash of $5,073,557 to settle current liabilities of $701,540 and had working capital of $4,649,118.

Market Risk

The only significant market risk to which the Company is exposed is interest rate risk.  The Company’s cash earns interest at variable rates.  The fair value is unaffected by changes in short-term interest rates.  The Company’s future interest is exposed to short-term rate fluctuations.

Commodity Price Risk

Although the Company is an exploration company, it is subject to price risk from fluctuations in market prices of natural resource commodities since its future profitability is dependent on the market price of these commodities. The prices of commodities are affected by numerous factors beyond the Company’s control. Fluctuations in the commodities’ prices could result in future commercial production that is impracticable to the Company. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

11.

SEGMENT INFORMATION

Geographic segmentation of non-current assets is as follows:

September 30, 2014	Canada	Spain	Total
Investment	-	937,109	937,109
Equipment	1,565	-	1,565
Exploration and evaluation assets	434,619	-	434,619
	436,184	937,109	1,373,293

December 31, 2013	Canada	Spain	Total
Restricted cash	-	730,130	730,130
Equipment	2,033	-	2,033
	2,033	730,130	732,163

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Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

12.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of equity.  See Note 1.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.

13.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

No interest or taxes was paid or received during the nine months ended September 30, 2014 or 2013.

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